ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES CERTAIN YEAR-END RESULTS AND FIRST QUARTER RECENT DEVELOPMENTS AND SCHEDULES A CONFERENCE CALL WITH INVESTORS AND ANALYSTS

     Nassau,   Bahamas,   April  5,  2005  -   Ultrapetrol   (Bahamas)   Limited
("Ultrapetrol" or the "Company"), announced that based upon its unaudited year-end financial results, the Company generated consolidated revenues of $95.16 million, EBITDA of $45.68 million and net income of $5.14 million.

     EBITDA, which is not a recognized measure under generally accepted accounting principles ("GAAP"), represents income before interest expense, income taxes, depreciation and amortization (including amortization of drydock expenses) and other non-cash charges. Ultrapetrol believes that EBITDA is useful in evaluating the performance of shipping companies, particularly in evaluating its operating performance compared to that of other shipping companies because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Ultrapetrol therefore uses EBITDA in evaluating its own business performance.

     When analyzing Ultrapetrol's operating performance, interested parties should use EBITDA in addition to, and not as an alternative for, its net income
(loss) as  determined  in  accordance  with GAAP.  Because not all companies use identical calculations, Ultrapetrol's presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

     A reconciliation of Ultrapetrol's consolidated net income (loss) to its consolidated EBITDA is included below:

                                                             Year ended 12/31/04
                                                               ($ in millions)
--------------------------------------------------------------------------------
Net income (loss)                                                    5.14
     - Interest Expenses                                            16.13
     - Financial gain on extinguishment of debts                    (1.34)
     - Income tax expenses                                           0.64
     -  Financial expenses in connection with anticipated            6.42
extinguishment of existing Notes issued in 1998
     - Depreciation and amortization                                18.69
--------------------------------------------------------------------------------
EBITDA                                                              45.68
================================================================================

Recent Developments
-------------------

     The Company entered into a contract on March 4, 2005 to sell its vessel, Cape Pampas, for a price of approximately $39.9 million. The Company also entered into a contract on March 4, 2005 to buy the vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005.

About Ultrapetrol
-----------------

     Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

Conference Call With Investors and Analysts
-------------------------------------------

     Ultrapetrol has scheduled a Conference Call with investors and analysts. Such will take place on Wednesday, April 6, 2005 at 04:00 p.m. Buenos Aires time, 03:00 p.m. E.T. The Conference Call will be operator-assisted. A Replay of the Conference will be available for 24 hours after the Conference ends.

Following is the Dial-in information:

Conference Call:
----------------

Domestic (U.S.) number: 877 381 5379
International (non-U.S.) number: 1 706 643 7512
Conference ID number: 5378904

Conference Replay:
------------------

Domestic (U.S.) number: 800 642 1687
International (non-U.S.) number: 1 706 645 9291
Conference ID number: 5378904

                                      # # #

     This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

     The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

02351.0001 #560875